Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE RETIREMENT OF THE CEO OF PLAZA CENTERS

Tel Aviv, Israel, January 11, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that its subsidiary, Plaza Centers N.V (“Plaza”), announced that Mr. Dori Keren, Plaza’s CEO has notified of his intention to retire from his position effective March 31, 2018.

Dori Keren said: “I am pleased to have devoted 11 years to Plaza, which offered a unique real estate platform focusing on retail development in CEE and the region’s investment market. The global financial crisis impacted on the Company’s business strategy, meaning that recent years have been dedicated to implementing a demanding debt restructuring and repayment programme, which brought a very different set of challenges for the group’s management to overcome. I want to express my gratitude to the management and all of my colleagues at Plaza, while I also want to thank the Board for giving me the opportunity to take the helm. I wish them all the very best for the future.”

Ron Hadassi, Chairman of Plaza, commented: “On behalf of myself and the Board, I would like to thank Dori Keren for his contribution to Plaza. Dori has spent more than a decade with the Company, commencing in 2006 as Financial Director of the Company’s business in Poland and Latvia, and subsequently serving as Managing Director and CFO of Poland and Latvia, before being appointed CEO in 2016. During the last two years he has overseen an extensive disposals programme which has significantly decreased the Company’s debt and we wish him the best of luck in his future endeavors.”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets; (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com